Liquid Media Group announces new Chief Financial Officer

April 26, 2021 – Vancouver, British Columbia

Liquid Media Group Ltd.  (NASDAQ: YVR)  (the "Company" or "Liquid")  is pleased to announce that Mr. Andy Wilson has joined Liquid as the chief financial officer of the Company.

Andy Wilson brings substantial expertise in providing senior strategy development and implementation with extensive experience in finance, investment banking, mergers & acquisitions, corporate governance and operating management. Andy has significant experience and expertise helping organizations adapt quickly to financial, operational and external market/operating environment challenges, including proven turnaround results. Andy’s experience focusses specifically on the entertainment industry, in both content and technology.

Mr. Wilson will replace the Company’s prior CFO, Daniel Cruz. The Company thanks Mr. Cruz for his contributions to the Company in his capacity as co-founder and CFO. Mr. Cruz will remain involved with the Company both in his capacity as a director, as well as in a Senior Advisor role.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators to package, finance, deliver and monetize their professional video IP globally. Liquid’s end-to-end solution will enable professional video (film/TV & video game) creation, packaging, financing, delivery & monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Ron Thomson, CEO
Liquid Media Group Ltd.
rthomson@liquidmediagroup.co